EXHIBIT 99.4

FORM OF LETTER TO RIGHTS HOLDERS FOR

COMMON STOCK PRICED AT $0.333 PER SHARE

TULLY’S COFFEE CORPORATION

SHARES OF COMMON STOCK OFFERED PURSUANT TO RIGHTS

DISTRIBUTED TO SHAREHOLDERS

Dear Shareholder:

This letter is being distributed by Tully’s Coffee Corporation (the “Company”) to certain of the eligible holders and former holders (each, a “Rights Holder” and collectively, the “Rights Holders”) of common stock of the Company (the “Common Stock”) in connection with the rights offering that we commenced on January 11, 2005 (the “Rights Offering).

As described in the Prospectus dated [•] (the “Prospectus”), the Company is engaging in the Rights Offering primarily because it believes that the Rights Offering will provide the Company with affirmative defenses against claims relating to unsatisfied preemptive rights. Rights Holders who did not exercise or waive their preemptive rights in connection with the equity offerings the Company made between February 1994 and October 1999 (the “Prior Issuances”) are being offered the opportunity (the “Primary Rights”) to be put in the same position they would have been in if they had exercised their preemptive rights at the time of the Prior Issuances. Accordingly, the prices for the shares of Common Stock and Investment Units issuable upon exercise of the Primary Rights are the historical prices at which the Company issued Common Stock and the Investment Units to investors in the Prior Issuances, and the number of shares of Common Stock or Investment Units each holder of Primary Rights may purchase depends on (1) the number of shares held at the date of each of the Prior Issuances and (2) the number of shares of Common Stock or Investment Units purchased by every other holder of Primary Rights.

During the fourth fiscal quarter of our fiscal year ending April 3, 2005 (“Fiscal 2005”), we became aware that a number of retailers and restaurant operators had disclosed in their filings with the Securities and Exchange Commission (the “SEC”) that they were reassessing their accounting related to real estate leases and that some companies had restated their financial statements to reflect changes in their accounting for real estate leases. In light of these disclosures and restatements, we conducted a review of our lease accounting policies and practices and, as described more fully herein, have restated certain financial information relating to our real estate leases. The restated financial information is set forth in the accompanying Prospectus. In addition, on or about February 8, 2005, the date on which the Rights Offering was to have expired, we determined that the subscription agreements delivered to a small number of Rights Holders misstated the number of shares to which such Rights Holders were entitled to subscribe at $0.333 per share under their respective Primary Rights. As a result of these developments, we have elected to:

•	permit the Rights Holders and shareholders from whom we received subscriptions pursuant to the exercise of Primary Rights and Under-Subscription Privileges in the Rights Offering, who we refer to in the Prospectus and in this letter as the “subscribers” to review our restated financial statement information and amend (reduce or revoke) their subscriptions if they choose to do so; and

•	permit the $0.333 Rights Holders, such as yourself, to exercise their primary rights to purchase Common Stock at $0.333 per share if they choose to do so.

As described in the Prospectus, the Rights Offering was extended until [•] (the “Extended Expiration Date”) for the limited circumstances described above. Otherwise, the Rights Offering expired on February 8, 2005.

The Primary Rights to purchase Common Stock at $0.333 per share are exercisable pursuant to the enclosed Subscription Agreement and upon the terms and conditions described in the Prospectus.

As described in the Prospectus, the number of shares of Common Stock at $0.333 per share that each Rights Holder is entitled to purchase under his or her Primary Rights is determined through a calculation that considers how many shares are subscribed for by the Rights Holder and by the other Rights Holders. These calculations can be made with finality only when the actual subscriptions are completed. In order to provide Rights Holders with an approximation of the number of shares of Common Stock at $0.333 per share subject to their respective Primary Rights, the Company has established a subscription process, described in the Prospectus, that provides each Rights Holder with (1) an initial estimate of the number of shares of Common Stock at $0.333 per share under his or her Primary Rights and (2) the elective opportunity to subscribe for a specific number of shares of Common Stock at $0.333 per share determined by the Rights Holder and have his or her subscription adjusted, when the final calculations are made for the actual subscriptions of all subscribing shareholders, if the initial estimate is determined to have been too high or too low.

A Rights Holder may not sell, trade or otherwise transfer the Primary Rights to purchase Common Stock at $0.333 per share except in limited circumstances described in the Prospectus. The Company will not issue any fractional shares of Common Stock in the Rights Offering. The Primary Rights may not be divided in any manner that would create fractional Rights.

The percentage of the Company’s outstanding Common Stock that a Current Record Shareholder holds will decrease if he or she does not exercise his or her Primary Rights to purchase Common Stock at $0.333 per share and other shareholders purchase securities in the Rights Offering. In addition, the Investment Units sold in the Rights Offering include warrants to purchase Common Stock, and, to the extent that all or a portion of those warrants are exercised to purchase Common Stock, a Current Record Shareholder would be subject to additional dilution of his or her percentage ownership interest in the Company.

Enclosed are copies of the following documents:

1.	The Prospectus;

2.	The Subscription Agreement relating to the purchase of Common Stock priced at $0.333 per share under the Primary Rights associated with the Common Stock that was registered in your name at the time of the applicable Prior Issuances (including a Substitute Form W-9);

3.	Instructions as to Use of Tully’s Coffee Corporation Subscription Agreements (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9); and

4.	A return envelope addressed to the Company’s Investor Relations Department.

Your prompt action is requested. The Primary Rights to purchase Common Stock at $0.333 per share will expire, if not exercised, at 5:00 p.m., Pacific Time, on [•], unless the Rights Offering is extended by the Company in its sole discretion (as it may be extended, the “Extended Expiration Date”).

If you do not choose to exercise your Primary Rights to purchase Common Stock at $0.333 per share, you do not need to take any action with respect to the enclosed Subscription Agreement.

As described in the Prospectus, you may exercise the Primary Rights to purchase Common Stock at $0.333 per share by properly completing and signing the Subscription Agreement and forwarding it, along with payment in full for all of the Rights exercised, to the Company’s Investor Relations Department in the envelope provided. By subscribing for shares of Common Stock, you will also be affirmatively waiving, and releasing the Company from, any rights or claims you may have related to preemptive rights you may have held from February 1994 through October 1999. The Company’s Investor Relations Department must receive the Subscription Agreement with payment of the full subscription price, including final clearance of any checks, at or before 5:00 p.m., Pacific Time, on the Extended Expiration Date. Uncertified personal checks used to pay the subscription price may take as long as ten business days to clear. Accordingly, Rights Holders who wish to pay the subscription price by means of uncertified personal check are urged to consider, in the alternative, payment by means of a certified or cashier’s check, money order or wire transfer. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION AGREEMENT WITH THE FULL PAYMENT WILL RESULT

IN YOUR NOT BEING ABLE TO EXERCISE YOUR SUBSCRIPTION RIGHTS. A Rights Holder cannot revoke the exercise of his or her Primary Rights to purchase Common Stock at $0.333 per share. Primary Rights to purchase Common Stock at $0.333 per share not exercised prior to the Extended Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Tully’s Investor Relations Dept., Tully’s Coffee Corporation, 3100 Airport Way South, Seattle, WA 98134. Shareholders may call the Company’s Investor Relations Department at (206) 233-2070.

For a complete description of the Rights Offering and other important information, please refer to the Prospectus. If you require additional help, you may contact the Company’s Investor Relations Department at 206-233-2070, or email your request to the Company at rights-offering-help@tullys.com.

Very truly yours

TULLY’S COFFEE CORPORATION

3